Exhibit 99.1

Changyou Reports First Quarter 2019 Unaudited Financial Results

Beijing, China, April 29, 2019– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Total revenue was US$123 million, a decrease of 10% year-over-year and an increase of 5% quarter-over-quarter, exceeding the Company’s guidance.

•	Online game revenue was US$99 million, a decrease of 6% year-over-year and an increase of 5% quarter-over-quarter, exceeding the Company’s guidance.

•

GAAP net income attributable to Changyou.com Limited was US$37 million, compared with a net loss of US$13 million[1] in the first quarter of 2018 and net income of US$10 million[2] in the fourth quarter of 2018.

•

Non-GAAP[3] net income attributable to Changyou.com Limited was US$37 million, compared with a net loss of US$16 million[1] in the first quarter of 2018 and net income of US$11 million[2] in the fourth quarter of 2018.

Mr. Dewen Chen, CEO, commented, “During the quarter, TLBB PC performed better than our expectations, which demonstrates that players are happy with the current in-game environment and the long-term outlook for the game. Legacy TLBB Mobile also showed its resilience and did better than we expected due to new content and other improvements that we made to the game. In 2019, we will continue to manage player engagement through our long-term oriented operational strategies. With our tireless efforts to improve game quality, we believe we are well prepared to roll out exciting new games in the future.”

Mr. Qing Wei, Chief Games Development Officer, added, “During the quarter, Legacy TLBB Mobile’s revenue remained relatively stable, mainly due to the various in-game holiday events and promotions that we launched. We also reduced the number of daily quests so that players did not have to commit as much time to repetitive tasks. For the second quarter of 2019, we will launch an expansion pack for Legacy TLBB Mobile’s 2-year anniversary with a new clan and various celebratory events to further promote player engagement.”

Mr. Yaobin Wang, CFO of Changyou, added, “We got off to a good start in 2019 thanks to the solid performance of our online games. For the first quarter of 2019, both our total revenue and net income came in ahead of our expectations. Given our ongoing profitability and strong operating cash flow, we will continue to invest in the development of high-end games as we look to enhance our leading position in the industry.”

[1]

GAAP and non-GAAP net loss attributable to Changyou.com Limited included the accrual of additional withholding income taxes of US$47 million recognized in relation to a change in policy for the Company’s PRC subsidiaries with respect to their distribution of cash dividends.

[2]	GAAP and non-GAAP net income attributable to Changyou.com Limited included impairment charges of US$16 million on goodwill recognized in relation to the 17173.com Website business.
[3]

Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

First Quarter 2019 Operational Results

•

Total average monthly active accounts[4] of the Company’s PC games were 1.9 million, a decrease of 24% year-over-year and 5% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older games, including TLBB PC.

•

Total average monthly active accounts of the Company’s mobile games were 2.7 million, flat year-over-year and a decrease of 7% quarter-over-quarter. The quarter-over-quarter decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

•

Total quarterly aggregate active paying accounts[5] of the Company’s PC games were 0.9 million, an increase of 13% year-over-year and flat quarter-over-quarter. The year-over-year increase was mainly driven by the greater willingness of TLBB PC players to pay as the Company launched some anticipated in-game promotional events in the first quarter of 2019.

•

Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.6 million, a decrease of 25% year-over-year and 14% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older games.

First Quarter 2019 Unaudited Financial Results

Revenue

Total revenue was US$123 million, a decrease of 10% year-over-year and an increase of 5% quarter-over-quarter.

Online game revenue was US$99 million, a decrease of 6% year-over-year and an increase of 5% quarter-over-quarter. The year-over-year decrease was due to the natural decline in revenue of the Company’s older games, including Legacy TLBB Mobile. The quarter-over-quarter increase was largely due to better-than-expected performance of TLBB PC as a result of in-game promotional events that were launched around the Chinese Spring Festival in the first quarter of 2019.

Online advertising revenue was US$3 million, a decrease of 33% year-over-year and 19% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to fewer games being marketed on the 17173.com Website.

Cinema advertising revenue was US$20 million, a decrease of 19% year-over-year and an increase of 12% quarter-over-quarter. The year-over-year decrease reflected the impact of a strategy adjustment in the second quarter of 2018 related to the acquisition and sale of advertising resources. The quarter-over-quarter increase was a result of a recovery in revenue following the strategy adjustment, as well as the release of several popular movies in the first quarter of 2019.

Internet value-added services (“IVAS”) revenue was US$1 million, a decrease of 58% year-over-year and 51% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly because the RaidCall business was wound down in the first quarter of 2019.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$88 million, a decrease of 7% year-over-year and an increase of 14% quarter-over-quarter. GAAP and non-GAAP gross margin were both 71%, compared with 69% in the first quarter of 2018, and 66% in the fourth quarter of 2018.

[4]	Monthly Active Accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly Aggregate Active Paying Accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP and non-GAAP gross profit of the online games business were both US$85 million, a decrease of 4% year-over-year and an increase of 6% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 86%, compared with 84% in the first quarter of 2018 and 85% in the fourth quarter of 2018.

GAAP and non-GAAP gross profit of the online advertising business were both US$2 million, a decrease of 39% year-over-year and 26% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 65%, compared with 71% in the first quarter of 2018 and 70% in the fourth quarter of 2018. The year-over-year and quarter-over-quarter decreases in gross margin were mainly due to lower online advertising revenue in the first quarter of 2019.

GAAP and non-GAAP gross profit of the cinema advertising business were both US$1 million, compared with a gross profit of US$2 million in the first quarter of 2018 and a gross loss of US$6 million in the fourth quarter of 2018. GAAP and non-GAAP gross margin of the cinema advertising business were both 7%, compared with 9% in the first quarter of 2018 and negative 31% in the fourth quarter of 2018. The quarter-over-quarter increase in gross margin was mainly due to a decrease in cinema advertising costs as the Company partnered with fewer cinemas, as well as an increase in cinema advertising revenue in the first quarter of 2019. In the coming months the Company will look to add a number of additional higher-quality cinema resources.

GAAP and non-GAAP gross loss of the IVAS business were both US$0.3 million, compared with gross profit of US$0.2 million in the first quarter of 2018 and gross profit of US$0.2 million in the fourth quarter of 2018.

Operating expenses

Total operating expenses were US$47 million, a decrease of 18% year-over-year and 32% quarter-over-quarter.

Product development expenses were US$31 million, a decrease of 8% year-over-year and 5% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to a decline in salary and benefit expenses as a result of a reduction in bonus expenses that mainly related to Legacy TLBB Mobile.

Sales and marketing expenses were US$11 million, a decrease of 31% year-over-year and 12% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly because of lower marketing and promotional spending for online games in the first quarter of 2019.

General and administrative expenses were US$5 million, a decrease of 33% year-over-year and 35% quarter-over-quarter. The year-over-year decrease was mainly due to a decline in salary and benefit expenses as a result of a reduction in bonus expenses and workforce. The quarter-over-quarter decrease was mainly due to a decline in salary and benefit expenses as a result of a reduction in bonus expenses.

Operating profit

Operating profit was US$41 million, compared with an operating profit of US$37 million in the first quarter of 2018 and an operating profit of US$8 million in the fourth quarter of 2018.

Non-GAAP operating profit was US$41 million, compared with a non-GAAP operating profit of US$35 million in the first quarter of 2018 and a non-GAAP operating profit of US$9 million in the fourth quarter of 2018.

The quarter-over-quarter change in operating profit due in part to impairment charges related to the 17173.com Website business that were recognized during the fourth quarter of 2018.

Other income, net

Other income was US$4 million, compared with US$5 million in the first quarter of 2018 and US$3 million in the fourth quarter of 2018.

Income tax expense

Income tax expense was US$11 million, compared with income tax expense of US$61 million in the first quarter of 2018 and income tax expense of US$8 million in the fourth quarter of 2018.

The income tax expense for the first quarter of 2018 included the accrual of additional withholding income taxes of US$47 million that were recognized in relation to a change in policy for the Company’s PRC subsidiaries with respect to their distribution of cash dividends.

Net income/ (loss)

Net income was US$37 million, compared with a net loss of US$13 million in the first quarter of 2018 and net income of US$10 million in the fourth quarter of 2018.

Non-GAAP net income was US$37 million, compared with a non-GAAP net loss of US$16 million in the first quarter of 2018 and non-GAAP net income of US$11 million in the fourth quarter of 2018.

Net loss attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$0.2 million. This compares with a GAAP and non-GAAP net loss of US$0.3 million in the first quarter of 2018 and US$0.1 million in the fourth quarter of 2018. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan; a joint venture that operates Korean comics online in China; and a joint venture that is engaged in intellectual property authorization, game production and distribution in China.

Net income/ (loss) attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$37 million, compared with a net loss of US$13 million1 in the first quarter of 2018 and net income of US$10 million2 in the fourth quarter of 2018. Fully-diluted net income attributable to Changyou.com Limited per ADS6 was US$0.69, compared with a net loss of US$0.25 in the first quarter of 2018 and net income of US$0.19 in the fourth quarter of 2018.

Non-GAAP net income attributable to Changyou.com Limited was US$37 million, compared with a net loss of US$16 million1 in the first quarter of 2018 and net income of US$11 million2 in the fourth quarter of 2018. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.69, compared with a net loss of US$0.30 in the first quarter of 2018 and net income of US$0.21 in the fourth quarter of 2018.

Liquidity

As of March 31, 2019, Changyou had net cash7 of US$676 million, compared with US$673 million as of December 31, 2018.

Operating cash flow for the first quarter of 2019 was a net inflow of US$31 million.

[6]	Each ADS represents two Class A ordinary shares.
[7]	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current restricted cash and non-current restricted time deposits, minus long-term bank loans.

Business Outlook

For the second quarter of 2019, Changyou expects:

•	Total revenue to be between US$110 million and US$120 million, including online game revenue of US$90 million to US$100 million;

•

Non-GAAP net income attributable to Changyou.com Limited to be between US$22 million and US$27 million, and non-GAAP net income per fully-diluted ADS to be between US$0.41 and US$0.50. Gain on share-based compensation to be around US$1 million, assuming no new grants of share-based awards, and considering the impact of the payment of special cash dividend. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com Limited to be between US$23 million and US$28 million, and GAAP net income per fully-diluted ADS to be between US$0.43 and US$0.52.

For the second quarter of 2019 guidance, the Company has adopted a presumed exchange rate of RMB6.80 = US$1.00, which compares with the actual exchange rate of approximately RMB6.38 = US$1.00 for the second quarter of 2018, and RMB6.74 = US$1.00 for the first quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses and benefits are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation of GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued devaluation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 28, 2019, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 6:30 a.m. U.S. Eastern Time, April 29, 2019 (6:30 p.m. Beijing/Hong Kong, April 29, 2019).

The dial-in details for the live conference call are:

US:	1-866-519-4004
Hong Kong:	800-906-601
China Mainland:	400-620-8038
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 9:30 a.m. U.S. Eastern Time on April 29, 2019 through May 5, 2019. The dial-in details for the telephone replay are:

International:	+61-2-8199-0299
Passcode:	4339549

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
Revenue:
Online game	$99,054	$94,106	$105,461
Online advertising	3,382	4,198	5,077
Cinema advertising	20,109	17,917	24,870
IVAS	763	1,550	1,797

Total revenue	123,308	117,771	137,205

Cost of revenue:
Online game (includes share-based compensation expense/ (benefit) of $0, $7 and $(12), respectively)	14,362	14,499	17,119
Online advertising	1,194	1,239	1,491
Cinema advertising	18,683	23,520	22,729
IVAS	1,043	1,310	1,603

Total cost of revenue	35,282	40,568	42,942
Gross profit	88,026	77,203	94,263

Operating expenses:
Product development (includes share-based compensation expense/ (benefit) of $0, $492 and $(935), respectively)	30,961	32,566	33,793
Sales and marketing (includes share-based compensation expense/ (benefit) of $0, $121 and $(199), respectively)	10,579	11,990	15,237
General and administrative (includes share-based compensation expense/ (benefit) of $9, $620 and $(1,279), respectively)	5,311	8,129	7,890
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	—	16,369	—

Total operating expenses	46,851	69,054	56,920

Operating profit	41,175	8,149	37,343
Interest income, net	2,473	6,655	7,647
Foreign currency exchange gain/ (loss)	137	67	(2,811)
Other income, net	3,609	3,172	5,441

Income before income tax expense	47,394	18,043	47,620
Income tax expense	10,698	7,981	61,059

Net income/ (loss)	36,696	10,062	(13,439)
Less: Net loss attributable to non-controlling interests	(203)	(84)	(281)

Net income/ (loss) attributable to Changyou.com Limited	$36,899	$10,146	$(13,158)

Basic net income/ (loss) attributable to Changyou.com Limited per ADS	$0.69	$0.19	$(0.25)

ADSs used in computing basic net income/ (loss) attributable to Changyou.com Limited per ADS	53,251	53,233	52,734

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$0.69	$0.19	$(0.25)

ADSs used in computing diluted net income/ (loss) attributable to Changyou.com Limited per ADS	53,665	53,656	52,734

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$439,211	$454,534
Restricted cash	4,866	4,775
Accounts receivable, net	56,363	57,389
Short-term investments	193,925	190,068
Prepaid and other current assets	904,148	721,059

Total current assets	1,598,513	1,427,825

Non-current assets:
Fixed assets, net	171,870	170,746
Goodwill	10,257	10,257
Intangible assets, net	12,673	13,904
Deferred tax assets	13,721	13,467
Restricted time deposits	178,213	243,910
Other assets, net	60,387	85,375

Total non-current assets	447,121	537,659

TOTAL ASSETS	$2,045,634	$1,965,484

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$41,045	$45,343
Accounts payable and accrued liabilities	845,600	753,071
Tax payables	21,908	18,211

Total current liabilities	908,553	816,625

Long-term liabilities:
Deferred tax liabilities	86,039	83,026
Long-term tax payable	13,696	13,438
Long-term bank loans	139,980	220,000
Other long-term liabilities	2,461	751

Total long-term liabilities	242,176	317,215

Total liabilities	1,150,729	1,133,840
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	893,199	829,735
Non-controlling interests	1,706	1,909

Total shareholders’ equity	894,905	831,644

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,045,634	$1,965,484

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2019
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$84,692	—	84,692
Online advertising gross profit	2,188	—	2,188
Cinema advertising gross profit	1,426	—	1,426
IVAS gross loss	(280)	—	(280)

Gross profit	$88,026	—	88,026

Gross margin	71%		71%
Operating expenses	46,851	(9)	46,842

Operating profit	$41,175	9	41,184

Operating margin	33%		33%

Income tax expense	10,698		10,698
Net income	$36,696	9	36,705

Less: Net loss attributable to non-controlling interests	(203)	—	(203)

Net income attributable to Changyou.com Limited	$36,899	9	36,908

Net margin attributable to Changyou.com Limited	30%		30%

Diluted net income attributable to Changyou.com Limited per ADS	$0.69		0.69

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,665		53,680

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$79,607	7	79,614
Online advertising gross profit	2,959	—	2,959
Cinema advertising gross loss	(5,603)	—	(5,603)
IVAS gross profit	240	—	240

Gross profit	$77,203	7	77,210

Gross margin	66%		66%
Operating expenses	69,054	(1,233)	67,821

Operating profit	$8,149	1,240	9,389

Operating margin	7%		8%

Income tax expense	7,981		7,981
Net income	$10,062	1,240	11,302

Less: Net loss attributable to non-controlling interests	(84)	—	(84)

Net income attributable to Changyou.com Limited	$10,146	1,240	11,386

Net margin attributable to Changyou.com Limited	9%		10%

Diluted net income attributable to Changyou.com Limited per ADS	$0.19		0.21

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,656		53,682

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (c)	Non-GAAP
Online game gross profit	$88,342	(12)	88,330
Online advertising gross profit	3,586	—	3,586
Cinema advertising gross profit	2,141	—	2,141
IVAS gross profit	194	—	194

Gross profit	$94,263	(12)	94,251

Gross margin	69%		69%
Operating expenses	56,920	2,413	59,333

Operating profit	$37,343	(2,425)	34,918

Operating margin	27%		25%

Income tax expense	61,059		61,059
Net loss	$(13,439)	(2,425)	(15,864)

Less: Net loss attributable to non-controlling interests	(281)	—	(281)

Net loss attributable to Changyou.com Limited	$(13,158)	(2,425)	(15,583)

Net margin attributable to Changyou.com Limited	(10%)		(11%)

Diluted net loss attributable to Changyou.com Limited per ADS	$(0.25)		(0.30)

ADSs used in computing diluted net loss attributable to Changyou.com Limited per ADS	52,734		52,734

Note:

(c)

To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuations in the market price for the Company’s ADS.